UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-29357

REDDY ICE GROUP, INC. (f/k/a Packaged Ice, Inc.)
(Exact name of registrant as specified in its charter)

3535 Travis Street, Suite 170, Dallas, Texas 75204, (214) 526-6740
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐	Rule 12h-3(b)(3)	☐

Approximate number of holders of record as of the certification or notice date:      1

Pursuant to the requirements of the Securities Exchange Act of 1934 Packaged Ice, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 15, 2003	REDDY ICE GROUP, Inc. (f/k/a Packaged Ice, Inc.)

	By:	/s/ William P. Brick
Name: William P. Brick
Title: Chief Executive Officer